December 8, 2008

Via U.S. Mail and Facsimile

Mr. Howard C. Naphtali
Chief Financial Officer
Investment Technology Group, Inc.
380 Madison Avenue
New York, NY 10017

> **Re: Investment Technology Group, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 001-32722**

Dear Mr. Naphtali:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

Item 1A. Risk Factors, page 15

1.   In future filings, please revise your risk factor subcaptions to succinctly and adequately summarize each risk described. Refer to Item 503(c) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 87

2.   Please file the offer letter with Ian Domowitz or tell us why you believe this agreement is not required to be filed. We refer you to Item 601(b)(10) of Regulation SK.

Proxy Statement on Schedule 14A

Executive Compensation

Objectives of ITG's Executive Compensation Program, page 10

3.   We refer to your disclosure that your executive compensation program has five objectives, but note that eight bullet points are listed under these key objectives. In future filings, please revise your disclosure to avoid confusion as to your compensation objectives. Please also tell us how you intend to comply.

Summary Compensation Table, page 20

4.   We note that compensation data for Ian Domowitz is not provided for the 2006 fiscal year. Please advise us as to why this information was not included.

Where you can find more information, page 50

5.   Please revise to update in future filings the address of the SEC's public reference room to 100 F Street, N.E., Room 1580, Washington, DC 20549.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any questions you have on these comments or any related matters.

Sincerely,

Tom Kluck
Legal Branch Chief